BRUCE FUND, INC.

20 North Wacker Drive

Suite 2414

Chicago, Illinois 60606

(312) 236-9160

October 3, 2023

VIA EDGAR

Securities & Exchange Commission

100 f Street, N.E.

Washington, DC 20549

Re: Bruce Fund, Inc. (SEC File Nos. 811-1528 and 2-27183)

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the Notice of Meeting, Proxy Statement and Proxy Card to be furnished to shareholders of Bruce Fund, Inc. (the “Fund”), in connection with a Special Meeting of Shareholders of the Fund to be held on November 15, 2023 (the “Special Meeting”). At the Special Meeting, shareholders of the Fund will be asked to approve a new investment advisory agreement between Bruce & Co. and the Fund, elect Directors of the Fund, and approve the Fund’s independent accountants.

If you have any questions or comments with respect to this filing, please do not hesitate to contact:

David Klevatt

Klevatt & Associates, LLC

(312) 782-9090

david@chicagolaw.biz

Sincerely,

/s/ R. Jeffrey Bruce

R. Jeffrey Bruce

President